SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number:    1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Resignation of Supervisor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 25, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Supervisor

The supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) received the resignation letter from Mr. Wang Liqun (“Mr. Wang”), a supervisor of the Company on 23 February 2016. Mr. Wang requested to resign from his position as a supervisor of the Eighth Session of the Supervisory Committee of the Company due to his age. The resignation of Mr. Wang will not cause the number of supervisors in supervisory committee to fall below the statutory quorum. According to the Articles of Association of the Company, Mr. Wang’s resignation takes effect upon the submission of the resignation letter to supervisory committee of the Company on 23 February 2016. Mr. Wang has confirmed that he has no disagreement with the supervisory committee of the Company and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The supervisory committee of the Company expresses its appreciation for Mr. Wang’s valuable contribution with regards to improving the Company’s corporate governance structure and safeguarding the legitimate interests of investors during his tenure of service.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, China, 23 February 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng